36-3, Yoido-Dong,
Youngdeungpo-Ku, Seoul,
Korea
Tel: 822 2073 8355
Fax: 822 2073 8360

October 17, 2005

VIA EDGAR TRANSMISSION AND FACSIMILE

Donald Walker

Senior Associate Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Kookmin Bank

Form 20-F for Fiscal Year Ended December 31, 2004

File No. 1-15258

Dear Mr. Walker:

By letter dated September 14, 2005, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments related to the annual report on Form 20-F for the fiscal year ended December 31, 2004 filed by Kookmin Bank on June 28, 2005 (the “2004 Form 20-F”). We are submitting herewith our responses to the Staff’s comments.

For convenience, we have reproduced below the Staff’s comments and have provided our responses immediately below the comments.

Allowance for Loan Losses, Page F-15,

1. We note your procedures for charge-off approval under U.S. GAAP as described on page 77. Please provide us with the following information:

•	describe your procedures for charge-off approval for unsecured retail loans; and

•	for your corporate and unsecured retail loans, tell us whether your procedures cause a delay in the time period between when a loan is identified for charge-off and when the loan is actually charged off. In addition, tell us the typical number of days in any delay.

Mr. Walker, p. 2

For purposes of U.S. GAAP reporting, our procedure is to identify and report as charge-offs all unsecured retail loans that are more than six months past due in principal or interest. Unlike under Korean GAAP, we do not need approval from the Financial Supervisory Service (“FSS”) for charge-offs under U.S. GAAP. We plan to clarify our U.S. GAAP charge-off policy and procedures for unsecured retail loans in our next Form 20-F filing.

For unsecured retail loans, there is no delay in the time period between when a loan is identified for charge-off and when the loan is actually reported as charged off because all unsecured retail loans that are more than six months past due are reported as charged off.

For corporate loans, we do not require separate charge-off approval from the FSS for U.S. GAAP reporting purposes. However, we regard corporate loans charged off under Korean GAAP as charge-offs under U.S. GAAP. For Korean GAAP purposes, we determine loans deemed uncollectible and to be charged off approximately a month prior to the end of a calendar quarter and seek approval from the FSS. The FSS grants approval usually within two weeks, and the approved charge-offs are recorded in our books before the quarter-end. Due to the approval process, there may be a delay in the time period between when a corporate loan is identified for charge-off and when the loan is actually charged off. However, in identifying and determining corporate loans to be charged off, we carefully evaluate loans with a potential to be downgraded to “estimated loss” in the near term as well. On the basis of the work performed, charge-offs appear to be appropriately identified on a timely basis with no significant delay.

2. Your table on page 75 indicates that of your total allowance for loan losses as of December 31, 2002, 2003 and 2004, you determined that (won) 5,195 billion, (won) 5,772 billion and (won) 4,461 billion, respectively, were your best estimates of the amounts of losses incurred on your loan portfolio. We also note that gross charge-offs recorded in 2003 and 2004 significantly exceeded your best estimates of the amounts of losses incurred on your loan portfolio as of December 31, 2002 and 2003. Please provide us with the following information:

•	tell us how your allowance methodology as of December 31, 2002, 2003 and 2004 captured estimated losses incurred prior to year-end but charged off in subsequent periods;

•	tell us the specific assumptions that you used to estimate losses on these loans;

•	tell us whether the methodology or assumptions used to determine estimated losses changed during 2002, 2003 or 2004; and

•	tell us how you determined that the level of allowance was appropriate as of December 31, 2002 and 2003, in light of the level of gross charge-offs recorded in subsequent periods.

In accordance with U.S. GAAP, our estimate of loan loss allowances covers probable credit losses inherent in the loan portfolio at year-end. In terms of our procedures for identifying loans that are to be specifically evaluated for impairment under FAS 114, page F-15 of the Form 20-F describes our definition of impairment, the types of “triggers” used to identify

Mr. Walker, p. 3

loans for review, and our methods for measuring the impairment, if any. For loans which are not specifically identified as impaired, the allowance methodology is based on various analyses including our historical delinquency and loan loss factors, as adjusted for qualitative factors. The analysis includes migration analysis of each pool of loans, estimates of loss given default, and back testing of the year-end allowance by comparing it with the gross and net charge-off amounts of the subsequent year. The difference between the allowance and the subsequent charge off is analyzed and used as part of our assessment of the appropriate assumptions to be made each year. Factors such as, but not limited to, delinquency trends, our charge-off experience, current economic conditions and lending policies and procedures are considered in making an overall assessment of the adequacy of the allowance. All amounts deemed uncollectible are charged off. This overall provisioning methodology was consistently used in 2002, 2003 and 2004.

The assumptions made with respect to specifically identified impaired loans that are measured for impairment under FAS 114 are made on a loan by loan basis and depend on which method (i.e., present value of projected cash flows, fair value of collateral in case of collateral dependent loans or observable market value) is applied to those loans. We use the present value calculation method for the majority of specifically identified impaired loans and the estimates of expected future cash flows on these loans are our best estimate based on reasonable and supportable assumptions. For certain impaired loans which are smaller in amount and have common risk characteristics, we aggregate such loans and measure impairment on a pooling basis in accordance with FAS 114.

For loans which are not specifically identified as impaired, we apply FAS 5 to estimate probable losses in each pool of loans based on two components – probability of default and loss given default. In performing the migration analysis of each pool of loans, we have assumed that one year migration among loan classifications would provide an adequate estimate of the probabilities of default in calculating the losses inherent in the loan portfolio. For credit cards, we perform a migration analysis based on number of delinquencies. The loss given default, which measures the actual loss ratio after a loan is in default, depends on the latest recovery history of charged-off loans. We have assumed that recoveries made by the end of the year following the charge off would provide a reasonable estimate of the recoverability from charged-off loans. The ratio of the loans in loss category not recovered within the subsequent year was used as a factor in estimating the losses inherent in the portfolio.

For corporate loans and retail loans, no changes in the methodology or assumptions were made during 2002, 2003 and 2004. For credit cards, we changed our charge-off coverage assumption for the credit card portfolio in 2003 to nine months from six months in 2002. In 2004, the charge-off coverage assumption for credit card receivables remained at nine months. However, in the case of credit card loans, the charge-off coverage assumption changed to twelve months. The changes of the charge-off coverage assumptions are further discussed in the paragraphs below.

We respectfully advise the Staff that the net charge-off amount in 2004 was 5,186 billion Won, which was lower than the 2003 allowance of 5,772 billion Won. We believe this is an indication that the 2003 allowance was appropriate even though the gross charge-off amounts in

Mr. Walker, p. 4

2004 exceeded the allowance as of December 31, 2003. With respect to the allowance as of December 31, 2002, we note that net charge-offs in 2003 exceeded the allowance in aggregate by 1,426 billion Won, basically because the credit card portfolio experienced net charge-offs in 2003 that exceeded the general allowance for the portfolio as of December 31, 2002 by 2,241 billion Won.

In 2002 our credit card portfolio was relatively unseasoned, as credit cards had only started to become widely used in 1999/2000 following the commencement of several initiatives of the Korean government to stimulate the economy by lowering interest rates and promoting the usage of credit cards by providing tax incentives. This led to a rapid rise in our credit card issuances, an oversupply of credit cards in the market and a high level of consumer debt in Korea. Accordingly, our credit card portfolio significantly grew in 2001 and 2002. However, the subsequent slowdown of the economy and increasing unemployment led to contraction in consumer spending and deterioration of credit card assets in late 2002.

After experiencing increased delinquencies in our credit card portfolio, which significantly grew in 2002, we expected that the total charge-off amount in 2003 would be higher than that of 2002. However, the actual gross charge-off amount in 2003 significantly exceeded our expected amount at the time of determining the 2002 year-end allowance. The unexpectedly high level of charge-offs in 2003 was due to the rapidly changing economic environment in Korea. Facing the aforementioned credit problems in the credit card industry, the Korean government implemented measures to improve the quality of credit card assets and restructure the credit card industry. In particular, all banks and card companies following the stricter guidelines from the Korean government in 2003 started to lower credit line limits and tightened up credit card issuance policies. As a result, the number of delinquent credit card accounts significantly increased during 2003. Clearly, we were not able to anticipate the timing and impact of these measures, many of which were only implemented in 2003. Estimating credit losses is unavoidably subjective and requires careful judgments and any loan loss allowance methodology has its limitations. Given the rapidly changing circumstances, we believe our estimate for the allowance as of December 31, 2002 was our best estimate at that time.

Noting the high-level of charge-offs in 2003, we considered that the loss emergence period for the credit card portfolio appeared longer than the six-month coverage period assumed in fiscal 2002. Accordingly, we changed our charge-off coverage assumption to nine months in 2003. In 2004, the charge-off coverage assumption remained at nine months for credit card receivables. However, a further refinement of the assumption was made for credit card loans including those resulted from restructuring of delinquent credit card receivables. The twelve months charge-off coverage assumption was determined to be appropriate for these loan pools on the basis of our back-testing. We made these changes in our assumptions in the normal course of accounting for the loan loss allowance estimate for each period.

3. Please tell us how you defined non-performing credit card loans as of December 31, 2003 and December 31, 2004.

Non-performing loans are defined as loans greater than 90 days past due, as described on page 71 of the Form 20-F. This definition also applies to credit card loans.

Mr. Walker, p. 5

Note 15-Goodwill and Other Intangible Assets, Page F-32

4. We note that no credit card goodwill impairment loss was recorded during the year ended December 31, 2003. We also note on page F-39, that you reported a net loss for your credit card operations segment for this same period. Please explain how you determined that no goodwill impairment loss should be recorded as a result of this net loss.

We respectfully advise the Staff that our credit card segment as of December 31, 2003 was comprised of two reporting units, Kookmin Credit Card (“KCC”), which was a publicly traded subsidiary until it was merged into our bank as of September 30, 2003, and BC Card, our bank’s internal credit card division. The entire credit card segment goodwill of 248 billion Won as of December 31, 2003 relates to the KCC reporting unit, and substantially all of the credit card segment goodwill arose from the September 2003 step-up acquisition of the 25% minority stake in KCC.

As of December 31, 2003, KCC’s fair value based on our cash flow projections for KCC that reflected the updated loan loss experience through the first quarter of 2004 exceeded the carrying value of KCC. The fair value is further evidenced by (i) the market price of KCC stock prior to our acquisition of the 25% minority stake in September 2003 which ranged from 11,600 Won per share to 29,350 Won per share during 2003 and (ii) the 278 billion Won paid by us to acquire the 25% minority stake. As the Staff noted, the credit card segment incurred net losses in 2002 and 2003. However, we believe that such loss experience at KCC as well as the general market condition and outlook of the credit card industry were fully factored in the price we paid for the minority stake in KCC three months prior to the year-end. In addition, acknowledging that the Korean economy entered into a recovery phase due to improving export businesses and that the credit card industry started to stabilize due to the government measures described on page 22 of the Form 20-F, we believed the problem facing our credit card business was short-term and expected that our credit card business would recover from the losses in the long-run.

As the fair value of the KCC reporting unit exceeded its carrying value as of December 31, 2003, the date the annual impairment assessment was performed, no impairment charge was taken. The KCC reporting unit was combined with the BC Card division in 2004. The impairment test of the combined credit card reporting unit performed as of December 31, 2004 did not indicate impairment of the goodwill.

Mr. Walker, p. 6

* * *

As requested by the Staff, we also make the following acknowledgments:

•	Kookmin Bank is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Kookmin Bank may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned at Kookmin Bank at +82-2-2073-8341 or Mr. Yong G. Lee of Cleary Gottlieb Steen & Hamilton LLP, our U.S. counsel, in Hong Kong at +852 2532-3707. Thank you for your assistance.

Sincerely,

/s/ Kap Shin
Kap Shin
Executive Officer /
Senior Executive Vice President &
Chief Financial Officer

cc:	Ms. Sharon Johnson

Securities and Exchange Commission

Mr. Young Seok Kim, Head of Accounting Team

Mr. Edward Choi, Head of IR Team

Ms. So-Hyun Park, Assistant Manager of IR Team

Kookmin Bank

Yong G. Lee

Cleary Gottlieb Steen & Hamilton LLP